BofA Finance LLC

Contingent Income Issuer Callable Yield Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 433

Registration Statement Nos. 333-290665 and 333-290665-01

Terms of the Notes

The Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nasdaq-100® Technology Sector Index, the Russell 2000® Index and the S&P 500® Index (the “Notes”) provide a monthly Contingent Coupon Payment of $8.334 on the applicable Contingent Payment Date if, on any monthly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier. Beginning on December 16, 2026, and on each monthly Call Date thereafter, we have the right to redeem all, but not less than all, of the Notes at 100% of the principal amount, together with the relevant Contingent Coupon Payment.  No further amounts will be payable following an Optional Early Redemption. If the Notes are not called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 18 months, unless previously called.
Underlyings:	The Nasdaq-100® Technology Sector Index (Bloomberg symbol: “NDXT”), the Russell 2000® Index (Bloomberg symbol: “RTY”) and the S&P 500® Index (Bloomberg symbol: “SPX”), each a price return index.
Pricing and Issue Dates*:	September 11, 2026 and September 16, 2026, respectively.
Observation Dates†*:	Monthly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	For each Underlying, 70% of its Starting Value.
Call Dates*:	Monthly. Please see the Preliminary Pricing Supplement for further details.
Threshold Value:	For each Underlying, 70% of its Starting Value.
Contingent Coupon Payment*:

If, on any monthly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $8.334 per $1,000.00 in principal amount of Notes (equal to a rate of 0.8334% per month or 10.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date).

Optional Early Redemption:

On any monthly Call Payment Date, we have the right to redeem all (but not less than all) of the Notes at the Early Redemption Amount. No further amounts will be payable following an Optional Early Redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Payment Date.

Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$925.00-$975.00 per Note.
Underwriting Discount*:	$20.75 (2.075% of the public offering price) per Note.
Referral Fee*:	$2.00 (0.20% of the public offering price) per Note.
CUSIP:	09712CV26
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000191870426025003/form424b2.htm
*Subject to change prior to the Pricing Date. †Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been previously called)

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,008.334	0.8334%
50.00%	$1,008.334	0.8334%
40.00%	$1,008.334	0.8334%
30.00%	$1,008.334	0.8334%
20.00%	$1,008.334	0.8334%
10.00%	$1,008.334	0.8334%
5.00%	$1,008.334	0.8334%
2.00%	$1,008.334	0.8334%
0.00%	$1,008.334	0.8334%
-10.00%	$1,008.334	0.8334%
-20.00%	$1,008.334	0.8334%
-30.00%(2)	$1,008.334	0.8334%
-30.01%	$699.900	-30.0100%
-40.00%	$600.000	-40.0000%
-50.00%	$500.000	-50.0000%
-100.00%	$0.000	-100.0000%

(1)The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.

(2)This is the Underlying Return which corresponds to the Coupon Barrier and Threshold Value of the Least Performing Underlying.

BofA Finance LLC

Contingent Income Issuer Callable Yield Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Risk Factors

●Your investment may result in a loss; there is no guaranteed return of principal.

●Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.

●The Notes are subject to Optional Early Redemption, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes.

●You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.

●Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.

●The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect the values of the Underlyings other than on the Observation Dates.

●Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your principal amount even if the Observation Value or Ending Value of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable.

●Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes.

●We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

●The public offering price you pay for the Notes will exceed their initial estimated value.

●The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time.

●We cannot assure you that a trading market for your Notes will ever develop or be maintained.

●The Notes are subject to risks associated with small-size capitalization companies.

●Adverse conditions in the technology sector may reduce your return on the Notes.

●The Notes are subject to risks associated with foreign securities markets.

●The stocks included in the NDXT are concentrated in one sector.

●The performance of an Underlying may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the Underlying, especially during periods of market volatility.

●The publisher or the sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its prices, and the publisher or the sponsor or investment advisor has no obligation to consider your interests.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated August 27, 2026, Product Supplement EQUITY-1 dated December 8, 2025 and Prospectus Supplement and Prospectus dated December 8, 2025 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.